

December 21, 2022

Pui Lung Ho
Chief Executive Officer
WANG & LEE GROUP, Inc.
5/F Wing Tai Factory Building
3 Tai Yip Street, Kwun Tong,
Kowloon, Hong Kong

>   **Re: WANG & LEE GROUP, Inc.**
>   **Amendment No. 6 to Registration Statement on Form F-1**
>   **Filed December 2, 2022**
>   **File No. 333-265730**

Dear Pui Lung Ho:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 25, 2022 letter.

Form F-1

General

1. We note your response to comment 2. Please ensure your disclosure is consistent with your underwriting agreement. Also add similar revisions to the prospectus cover page for the resale offering.

2. We note recent instances of extreme stock price run-ups followed by rapid price declines and stock price volatility seemingly unrelated to company performance following a number of recent initial public offerings, particularly among companies with relatively smaller public floats. Please revise to include a separate risk factor addressing the

potential for rapid and substantial price volatility and any known factors particular to your offering that may add to this risk and discuss the risks to investors when investing in stock where the price is changing rapidly. Clearly state that such volatility, including any stock-run up, may be unrelated to your actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of your stock.

 You may contact William Demarest at 202-551-3432 or Isaac Esquivel at 202-551-3395 if you have questions regarding comments on the financial statements and related matters. Please contact Isabel Rivera at 202-551-3518 or Brigitte Lippmann at 202-551-3713 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Benjamin Tan, Esq.